SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)
and Amendments
Thereto Filed Pursuant To 13d-2

Under the Securities Exchange Act of 1934

500.com Limited

(Name of Issuer)

American depositary shares, one of which represents ten Class A ordinary shares[1], par value $0.00005 per share

(Title of Class of Securities)

33829R100[2]

(CUSIP Number)

12 February 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

[*] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1] Not for trading; one American depositary share represents ten Class A ordinary shares, par value $0.00005 per share.
[2] This CUSIP number applies to the Issuer's American depositary shares.

1.	NAMES OF REPORTING PERSONS
	GREENWOODS ASSET MANAGEMENT LIMITED.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	NOT APPLICABLE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
	(a) ☐
	(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	CAYMAN ISLANDS

		5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			**00,000**
		6.	SHARED VOTING POWER
			410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares
		7.	SOLE DISPOSITIVE POWER
			00,000
		8.	SHARED DISPOSITIVE POWER
			410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.2%

12.	TYPE OF REPORTING PERSON (see instructions)
	FI

1.	NAMES OF REPORTING PERSONS		
	GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED		
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)		
	NOT APPLICABLE		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒		
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **BRITISH VIRGIN ISLANDS**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**
	6.	SHARED VOTING POWER **410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares**
	7.	SOLE DISPOSITIVE POWER **00,000**
	8.	SHARED DISPOSITIVE POWER **410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **6.2%**
12.	TYPE OF REPORTING PERSON (see instructions) **HC**

1.	NAMES OF REPORTING PERSONS
	UNIQUE ELEMENT CORP
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	NOT APPLICABLE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
	(a) ☐
	(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	BRITISH VIRGIN ISLANDS

		5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			**00,000**
		6.	SHARED VOTING POWER
			410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares
		7.	SOLE DISPOSITIVE POWER
			00,000
		8.	SHARED DISPOSITIVE POWER
			410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	6.2%

12.	TYPE OF REPORTING PERSON (see instructions)
	HC

1.	NAMES OF REPORTING PERSONS

JINZHI JIANG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NOT APPLICABLE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a) ☐

(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE'S REPUBLIC OF CHINA

		5.	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH			**00,000**
		6.	SHARED VOTING POWER
			410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares
		7.	SOLE DISPOSITIVE POWER
			00,000
		8.	SHARED DISPOSITIVE POWER
			410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2%

12.	TYPE OF REPORTING PERSON (see instructions)

HC

Item 1.

    (a)   Name of Issuer
          500.com Limited

    (b)   Address of Issuer's Principal Executive Offices
          500.com Building, Shenxianling Sports Center, Longgang, Shenzhen 518115, China

Item 2.

    (a)   Name of Person Filing
          GREENWOODS ASSET MANAGEMENT LIMITED ("GAML")
          GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED ("GAMHL")
          UNIQUE ELEMENT CORP ("UEC")
          JINZHI JIANG ("JIANG")

    (b)   Address of the Principal Office or, if none, residence
          FOR GAML: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands
          FOR GAMHL & UEC: Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands
          FOR JIANG: Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135

    (c)   Citizenship
          FOR GAML: CAYMAN ISLANDS
          FOR GAMHL & UEC: BRITISH VIRGIN ISLANDS
          FOR JIANG: PEOPLE'S REPUBLIC OF CHINA

    (d)   Title of Class of Securities
          American depositary shares, one of which represents ten Class A ordinary shares

    (e)   CUSIP Number
          33829R100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

    (f) ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g) ☐   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

    (h) ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned: **410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares**

(b)   Percent of class: **6.2%**

(c)   Number of shares as to which the person has: **410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares**

    (i)   Sole power to vote or to direct the vote **00,000**

    (ii)   Shared power to vote or to direct the vote **410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares**

    (iii)   Sole power to dispose or to direct the disposition of **00,000**.

    (iv)   Shared power to dispose or to direct the disposition of **410,000 American depositary shares, which represent 4,100,000 Class A ordinary shares**

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

13 FEBRUARY 2014
Date
/s/ WONG, CHUNG WAI
Signature
WONG, CHUNG WAI/HEAD OF COMPLIANCE
Name/Title